

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 31, 2007

Mr. Kenneth A. Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre, 60 City Road
Southbank, Victoria 2006 AUSTRALIA

> **Re: Alumina Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 19, 2006**
> **File No. 001-10375**

Dear Mr. Dean:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

33. Reconciliation to US GAAP, page F-51

1.   We have reviewed your responses to comments 7, 14, 16 and 17 of our letter dated November 7, 2006. We understand that AWAC has not recorded certain asset retirement obligations for which a legal obligation does not exist under US GAAP. However, these obligations have been recorded under A-IFRS in Alumina's financial statements because management has concluded a constructive obligation exists. In your response to comment 7, you state: "The majority of AWAC's AROs under A-IFRS are not legal obligations but rather constructive obligations under IAS 37, paragraph 10 – i.e., AWAC has

communicated practices and policies that indicate to other parties that AWAC will accept certain responsibilities and has created a valid expectation that AWAC will discharge them." Based on this statement, it appears you may be required to record these constructive obligations in accordance with SFAS 5 under US GAAP. Tell us what consideration was given to the requirements of SFAS 5 in accounting for these constructive obligations in AWAC's financial statements.

2. On a related matter, we understand that management has relied upon the guidance in paragraphs 25 and 26 of IAS 37, which states only in extremely rare cases it would not be possible to determine a reliable estimate. In the response to comment 7, we note management has made certain judgments and estimates regarding settlement dates to determine the asset retirement obligations related to the dismantlement, removal and restoration of AWAC's smelters and refineries. You state a settlement date of *at least* 40 years is the best estimate. Please tell us why you believe the use of a settlement date of 40 years is in accordance with the guidance of paragraph 39, which states the mid-point of a range of estimates should be used when each point in a continuous range of outcomes is as likely as any other.

Alcoa World Alumina and Chemicals

3. We note your response to comment 23 states that you have not designated proven and probable ore reserves. However your footnote disclosure on page F-64 states mine development costs are depleted over the units of production basis as the resources are extracted. Since you do not have proven and probable ore reserves, please describe the information used to apply the units of production method in calculating depletion expense recognized in your financial statements. Assuming the calculation involves estimation and judgment performed by management, please address the factors used as a basis for the inputs to the calculation.

4. On a similar note, please tell us how the lack of ore reserve designation affects the analysis for impairment mining assets.

Engineering Comments

Operating and Financial Review and Prospects, page 16

AWAC Operations, page 19

5. Please clearly disclose within your filing that you do not have proven and probable ore reserves. Provide an explanation to investors similar to your response to prior comment 23 from our letter dated November 7, 2006, explaining why economic evaluations establishing ore reserves are not necessary and

disclose your average drill hole spacing's for your mining areas. Please disclose your annual production and estimated mine life at these production levels.

6.   Please disclose the bauxite specifications required by your refineries and provide an explanation to investors similar to your response to our prior comment 24 from our letter dated November 7, 2006, as to how economic or commercial mineralization is determined.

7.   With respect to our prior comment 26 from our letter dated November 7, 2006, we neglected to specify the mines and associated refineries our engineers will review. Please supply the requested information for the Juruti mine as described on page 24. The executive summary of the feasibility study, which includes the mine/refinery production schedules, capital requirements, and project cash flow for a commercial operation, may be substituted for the complete comprehensive feasibility study.

Quantitative and Qualitative Disclosures about Market Risk, page 77

Average Quarterly Prices, page 77

8.   We note your response to comment 28 from our letter dated November 7, 2006. Please disclose your conservative longer-term aluminum and/or alumina price assumptions used to assess project economics for bauxite and/or alumina projects.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Shannon Buskirk at (202) 551-3684, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director